EXHIBIT 99.1

POET Technologies Reports Second Quarter 2021 Financial Results

Annual General and Special Meeting of Shareholders to be Held Virtually on October 7

TORONTO, Aug. 19, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported its unaudited condensed consolidated financial results for the second quarter ended June 30, 2021. The Company’s financial results as well as the Management’s Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Second Quarter Financial (non-IFRS) and Recent Business Highlights:

The Company continued to execute on its stated strategic plan during the second quarter and achieved the following significant milestones during and subsequent to the three months ended June 30, 2021:

  Rapidly completed the design of a fully-integrated 100G LR4 (4 channel Long Reach) optical engine with a reach of 10km (kilometers) for client-side interconnects to data centers, enterprises and edge computing networks, demonstrating the benefit of POET’s investment in the Optical Interposer as a true platform technology;
  Announced availability of samples of 100G and 200G CWDM4 Optical Engines, enabled by four flip-chipped 28G and 28G PAM4 CWDM DFB lasers operating to MSA standards for the QSFP28 module;
  Announced availability of samples of O-band LightBar™ product. POET’s LightBar products address the need for remote, aligned light sources to power data communication transceivers, co-packaging of electronics and photonics in applications such data center switch architectures, optical computing and various sensing devices;
  Continued to expand robust portfolio of intellectual property, totaling 77 issued patents, with all 18 patents pending specifically related to the POET Optical Interposer platform;
  Improved liquidity by $1.03M through the conversion of convertible debentures;
  Ended period with cash and cash equivalents of $22M, compared to $6.9M on December 31, 2020 and $11.9M on June 30, 2020;
  Filed a US$300 million registration statement with OSC and SEC for possible future equity issuances, engaged Computershare as new transfer agent and provided all requested information to Nasdaq in support of the Company’s application for a future listing on the Nasdaq Capital Market.

Management Comments
“2021 continues to be a transformative year for the Company,” stated Dr. Suresh Venkatesan, Chairman & CEO. “Although supply chain constraints across the broader semiconductor market contributed to scheduling challenges during the first half of the year, we’ve continued to take actions to minimize the impact on our product development timelines and ongoing engagements with customers. We currently have a double-digit number of customers targeted for initial distribution of prototype samples, including customized designs for specific customers and applications. We are also receiving strong interest from prospective customers for custom, differentiated LR4 designs for client-side telecom network applications.

“Additionally, the team is finalizing preparations for the China International Optoelectronic Exposition (CIOE), now scheduled to be held September 16-18, along with our joint venture team at Super Photonics Xiamen. Prior to and during CIOE, we will be delivering samples of 100G and 200G optical engines as well as 400G Receive (Rx) optical engines to select customers. We’ve also partnered with Shanghai-based Siluxtek and will be conducting a live demonstration of a 400G FR4 Transmit (Tx) optical engine concurrent to the show at our Xiamen lab.

“With continued execution of our strategic plan and growing product development activity in the second half of 2021, our focus will remain on realizing our vision for POET of becoming a global leader in chip-scale photonic solutions based on our Optical Interposer technology that enables a broad range of vertical market applications.”

Annual General Meeting of Shareholders (AGM)
The Company’s annual and special meeting of shareholders (the “Meeting”) will be held at 1:00 p.m. Eastern Time on Thursday, October 7, 2021 (the “Meeting Date”) via a virtual on-line platform. Shareholders of record on August 25, 2021 (the “Record Date”) will receive notice and attend the Meeting virtually, using the on-line platform, which will allow attendees to vote, ask questions and participate electronically in real-time.

Financial Summary
For the three months ended June 30, 2021, the Company reported non-recurring engineering revenue of $0.2 million related to a Optical Interposer design project for a specific customer.

The Company reported a net loss of $4.2 million, or ($0.01) per share, in the second quarter of 2021 compared with a net loss $6.2 million, or ($0.02) per share, for the same period in 2020 and a net loss of $4.1 million, or ($0.01) per share, in the first quarter of 2021. The net loss in the second quarter of 2021 included research and development costs of $1.8 million compared to $1.3 million for the same period in 2020 and $1.3 million in the first quarter of 2021. R&D for a Company at this stage of development will vary from period to period as variable expenses with contract manufacturers fluctuate based on the development cycle and the immediate product development needs of the Company. The increased cost was primarily related to the Company’s completion of the development of the Lightbar, 100G and 200G CWDM4 Optical Engines, samples for which are planned to be available this quarter.

Non-cash expenses in the second quarter of 2021 included stock-based compensation of $1.0 million and depreciation and amortization of $0.3 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2020 were $0.8 million and $0.2 million, respectively. First quarter 2021 stock-based compensation and depreciation and amortization were $0.8 million and $0.3 million, respectively.

The Company had debt related finance costs of $95,000 compared to $229,000 in the second quarter of 2020 and $235,000 in the first quarter of 2021. Of the finance costs recognized in the second quarter of 2021, $49,000 was non-cash compared to $130,000 during the same period in 2020 and $128,000 in the first quarter of 2021.

On a non-IFRS basis, cash flow from operating activities in the second quarter of 2021 was ($2.6) million compared to ($1.7) million in the second quarter of 2020 and ($2.5) million in the first quarter of 2021.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

POET TECHNOLOGIES INC. PROFORMA – NON-IFRS PRESENTATION OF OPERATIONS (All figures are in U.S. Dollars)

For the Quarter ended:	30-Jun-21	31-Mar-21	31-Dec-20	30-Sep-20	30-Jun-20
Sales	209,100
Research and development	(1,812,924)	(1,339,784)	(2,229,672)	(1,217,849)	(1,250,475)
Depreciation and amortization	(270,189)	(252,731)	(242,385)	(206,819)	(189,582)
Professional fees	(247,742)	(284,105)	(374,737)	(123,664)	(177,149)
Wages and benefits	(593,280)	(816,012)	(720,877)	(442,605)	(475,114)
Stock-based compensation	(1,047,766)	(820,538)	(893,664)	(1,096,013)	(846,485)
General expenses and rent	(381,539)	(357,980)	(305,495)	(167,608)	(559,679)
Impairment and other loss	-	-	-	-	(2,500,000)
Interest expense	(94,799)	(234,579)	(248,823)	(243,805)	(228,591)
Other income, including interest	19,772	7,309	7,333	13,910	18,543
Net loss	(4,219,367)	(4,098,420)	(5,008,320)	(3,484,453)	(6,208,532)

Net income (loss) per share	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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